SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	“Notice Concerning Agreement to Acquire Shares of Hilco Global to Make It a Subsidiary”
2.	“Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : July 7, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Notice Concerning Agreement to Acquire Shares of Hilco Global to Make It a Subsidiary

TOKYO, Japan – July 4, 2025 – ORIX Corporation (“ORIX”) announced in the May 12, 2025 press release “ORIX Signs Letter of Intent to Acquire Majority Interest (Consolidation) in Hilco Global”*1 that its group company in the U.S., ORIX Corporation USA (“OCU”), has decided to enter into a nonbinding Letter of Intent with Hilco Trading, LLC, (D/B/A “Hilco Global”), a U.S. based global financial services firm, to acquire a majority stake in Hilco Global. ORIX announced today (July 3, 2025 U.S. Time) that OCU has decided and entered into a Purchase Agreement with Hilco Global to acquire approximately 71.4% ownership (the “Majority Interest”) of Hilco Global (the “Acquisition”). ORIX plans to complete the Acquisition by the end of September 2025, subject to receipt of regulatory approvals, and satisfaction of customary closing conditions.

1. Background and Objectives of the Acquisition

OCU focuses on three alternative asset classes, namely, private credit, real estate and private equity. It pursues a hybrid strategy where earnings growth is derived from a combination of utilization of its robust balance sheet and funds from third-party investors. In a strategic and meaningful shift towards an asset management model, it continues to grow its assets under management and fee generation businesses. As of March 2025, OCU has USD 89.8 billion in assets, which includes USD 50.2 billion in servicing and administering assets, in addition to USD 39.6 billion in funded assets and unfunded commitments*2 across proprietary capital, third party capital and strategic partners investing in OCU’s businesses.

Hilco Global, headquartered in Northbrook, Illinois, U.S.A., is a leading global financial services firm and preeminent authority on maximizing the value of assets for both healthy and distressed companies. Among their variety of services, Hilco Valuation Services is the world’s leading provider of asset appraisals with a proven, decades-long track record of providing the most accurate appraisals across all asset categories.

The acquisition will allow OCU to develop asset-based loan origination capabilities and expand its asset management business. According to our due diligence, the market for total asset-based loan origination grew from USD 400 billion in 2018 to USD 550 billion in 2025 in the US, and we expect it to grow in mid-single digits annually going forward. By fortifying its asset-based loan origination capacities, OCU will seek to capitalize on this market growth opportunity and expand its asset-based loan contracts through a use of third-party assets, further leading to an enhancement of its asset management business.

Also, for Hilco Global, it will have access to OCU’s robust sources of capital, allowing it to offer a potentially wide range of capital solutions to advisory clients and potential borrowers.

2. Overview of OCU, a Subsidiary Purchasing the Majority Interest

(1) Name	ORIX Corporation USA
(2) Location	280 Park Avenue, 40 West, New York, New York 10017 USA
(3) Name and job title of representative	Yoshiteru “Terry” Suzuki, President and Chief Executive Officer
(4) Date of establishment	1981
(5) Business description	Financial Services
(6) Capital	USD 4.3 billion (as of March 31, 2025)
(7) Major Stockholders and their stockholding percentages	ORIX Corporation	100%

3. Overview of Sub-subsidiary to be Acquired

(1) Name		Hilco Trading, LLC
(2) Location		5 Revere Drive, Suite 206, Northbrook, Illinois 60062 USA
(3) Name and job title of representative		Jeffrey B. Hecktman, Executive Chairman and Chief Executive Officer
(4) Date of establishment		1987
(5) Business description		Provider of valuation, liquidation, and asset-backed capital solutions
(6) Major shareholders		Jefferey B. Hecktman: 64.7% Non-Hecktman management: 33.7% Entity owned by Hecktman and non-Hecktman management: 1.6%
(7) Capital		USD 82.7 million (as of December 31, 2024)
(8) Relationship with ORIX		Capital Relationship	None
		Personal Relationship	None
		Business Relationship	None
(9) Consolidated financial statement for the past three years*
	Fiscal year ended December 31, 2022	Fiscal year ended December 31, 2023	Fiscal year ended December 31, 2024
Capital (Net Assets)	USD 205.1million	USD 206.9 million	USD 307.5 million
Total Assets	USD 541.4 million	USD 547.9 million	USD 612.4 million
Sales	USD 253.0 million	USD 281.0 million	USD 326.3 million
Net Income	USD 71.2 million	USD 43.8 million	USD 53.1 million

*	Figures for Hilco Global’s consolidated financial position are unaudited, mainly due to the fact that it does not include HRP which is not a part of the acquisition.

4. Overview of the Counterparty to the Share Acquisition

The current majority members of the Company and counterparties to the Acquisition are various members of the management team as the primary sellers, including Jeffrey B. Hecktman, and their affiliated entities.

5. Investment Details

(1) Equity interest before the transfer	0% (Number of voting rights: 0 units) (Ratio of voting rights held: 0%)
(2) Equity interest to be acquired	71.4%
(3) Acquisition price	USD 776 million
(4) Equity interest after the transfer	71.4% (Number of voting rights: 71.4 units) (Ratio of voting rights held: 71.4%)

6. Acquisition Method and Timing

OCU, via a wholly-owned subsidiary, will acquire 71.4% membership / equity interest in Hilco Global.

(1) Date of execution of Purchase Agreement	July 3, 2025
(2) Effective date of membership interest transfer	The end of September 2025 (Tentative)

7. Future Outlook

This Acquisition is subject to customary conditions precedent, including obtaining the necessary regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act and Financial Industry Regulatory Authority Rules.

The impact of this Acquisition on ORIX’s consolidated results for the fiscal year ending March is expected to be immaterial.

*1	ORIX Signs Letter of Intent to Acquire Majority Interest (Consolidation) in Hilco Global (May 12, 2025)
*2	Unfunded commitments are based on a contractual commitment or an expected commitment for an established program based on OCU’s understanding.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About Hilco Global:

Hilco Global is a privately held diversified financial services company and the world’s preeminent authority on maximizing the value of assets. Hilco Global delivers customized solutions to undervalued, high-potential companies to resolve complex situations and enhance long-term enterprise value. The firm delivers a unique blend of restructuring and principal investing (both equity and credit) solutions across the retail, commercial industrial, real estate, manufacturing, brand, and intellectual property sectors. For 38 years, Hilco Global has operated as a holding company for more than twenty specialized business units that act as an advisor, agent, or principal in diverse transactions. Hilco Global works to deliver the best possible result by aligning interests with clients and providing strategic advice and, in many instances, the capital required to complete the deal. Hilco Global is based in Northbrook, Illinois and has more than 770 professionals operating on five continents. Visit www.hilcoglobal.com

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the ORIX’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Filing of Extraordinary Report

TOKYO, Japan — July 3, 2025 (U.S. time) — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the potential acquisition by its wholly-owned subsidiary, ORIX Corporation USA (“OCU”), of a majority stake in Hilco Trading, LLC (D/B/A “Hilco Global”).

1.	Reason for Filing

ORIX Corporation submits this extraordinary report as it has decided and entered into a purchase agreement via its wholly-owned company OCU with Hilco Global to make it a subsidiary (Specified Subsidiary) of ORIX Corporation, pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (3) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

(1)	Name, location, name and job title of representative, capital, and business description of the Specified Subsidiary

Name	Hilco Trading, LLC
Location	5 Revere Drive, Suite 206, Northbrook, Illinois 60062 USA
Name of representative	Jeffrey B. Hecktman, Executive Chairman and Chief Executive Officer
Capital	USD 82.7 million (as of December 31, 2024)*
Business description	Provider of valuation, liquidation, and asset-backed capital solutions

*The amount of Capital after the acquisition will be equivalent to the amount of investment.

(2)	The number of voting rights held in the Specified Subsidiary before and after the transfer, and the percentage of the total voting rights of the specified subsidiary’s shareholders, etc.

a.	Number of voting rights of the Specified Subsidiary held by the Company and its subsidiaries

Before the transfer	-
After the transfer	71.4 units

b.	Ownership percentage of voting rights of the Specified Subsidiary in the total number of voting rights held by all the shareholders of the Specified Subsidiary

Before the transfer	0%
After the transfer	71.4%

(3)	Reason and date of transfer

Reason

On July 3, 2025 (U.S. time), ORIX Corporation has decided and entered into a purchase agreement via its wholly-owned company OCU with Hilco Global to make it a subsidiary (ORIX Corporation’s sub-subsidiary). The capital of the subsidiary (sub-subsidiary) subsequent to the acquisition is equivalent to 10% or more of ORIX Corporation’s capital, making it a Specified Subsidiary (sub-subsidiary).

Date	By the end of September 2025 (Tentative)